GOLD STANDARD EXPANDS 2015 EXPLORATION PROGRAM TO INCLUDE NEW DRILLING AT HIGH GRADE NORTH BULLION DEPOSIT

WORK AT PINION AND DARK STAR DEPOSITS PROGRESSING WELL

September 30, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” is pleased to announce that drilling will commence in October, 2015 on the North Bullion deposit in the northern part of the 100%-owned/controlled Railroad-Pinion property in Nevada’s Carlin Trend. Originally discovered in 2012, the higher grade North Bullion deposit has returned long intercepts grading better than 3 g Au/t. A new five hole core program has been designed to find the continuation of the high grade lower breccia zone at North Bullion while RC drilling continues at the Pinion and Dark Star shallow, oxide gold deposits to the south, as announced on July 28, 2015.

Gold Standard President and CEO Jonathan Awde noted that a return to North Bullion had been under consideration for some time. “North Bullion has all the key characteristics common to the largest deposits in the northern portion of the Carlin Trend. This target therefore represents a major opportunity for us to increase shareholder value,”.

“Drilling costs have come down considerably in the past year, the company is taking advantage of the lower drilling cost to drill some robust targets in North Bullion while steadily advancing Pinion.  Our geological team has made important progress in understanding the North Bullion deposit using the significant amount of data we have collected as well as further study of analog deposits to the north. Meanwhile, our programs at Pinion and Dark Star are progressing on schedule and within budget. We are excited about the signifcant targets around both of our deposits in Nevada,” commented Mr. Awde.

Seven out of 24 holes planned for phase 2 reverse circulation (RC) drilling at the Pinion and Dark Star oxide gold deposits have been completed with assays pending.  This second phase of the 2015 exploration program at Pinion and Dark Star is focusing on the most promising targets for addition of significant oxide gold resources, as well as testing new high value targets outside the resource areas.

The current status of the 2015 Phase 2 program is as follows:

Pinion

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Completed five RC holes, PIN15-10 through -14, offsetting 24.4m of 1.38 g Au/t in PIN15-02 and testing 500 meters along the northwest strike of the highly prospective South Fault zone.  (click the following link for a Pinion target map  http://goldstandardv.com/drillmaps/).

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A road has been constructed that will serve as both a drill platform and high wall exposure for channel sampling to the top of the ridge at the new Sentinel target, 100m west of the Far North Zone which is part of the NI43-101 compliant Pinion gold resource estimate announced September 10, 2014 (click the following link for a target map http://goldstandardv.com/drillmaps/).  Three RC holes (totaling 450m) are planned to test the breccia along the contact between the Devil’s Gate limestone and the underlying Sentinel Mountain dolomite which yielded 27.4m of 1.05 g Au/t in channel samples (see news release dated October 15, 2014).  As mapping and sampling at Sentinel progressed to the north of the “contact” target a second, larger 250 x 300 meter zone of gold-bearing breccia has been delineated within the footwall of the Bullion fault zone.

Metallurgy

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Bottle roll test work has been initiated on 107 representative composites from 48 holes distributed throughout the Pinion deposit by Kappes, Cassiday and Associates.  These bottle roll tests follow up on cyanide soluble recovery results which averaged a favorable 82.4% in oxidized multilithic dissolution collapse breccia, the main gold host at Pinion (see news release dated August 19, 2015).

Dark Star

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DS15-06 and DS15-07 were completed as western and northern, 100 meter spaced offsets of Phase 1 intercepts of 32.0m of 0.58 g Au/t and 21.3m of 1.90 g Au/t in DS15-03 (see news release dated July 28, 2015).  The current Phase 2 drill program at Dark Star will test the favorable Dark Star corridor between the intercepts in DS15-03 and DS15-05, an RC hole located 800m north of the maiden resource (click the following link for the Dark Star target map  http://goldstandardv.com/drillmaps/).

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An 18 line-km CSAMT survey was completed to better define horst bounding faults within the north-striking Dark Star corridor.  The survey also identified crossing faults that exert a control on the gold system.  Two RC holes (about 700m) are designed to test the intersection of the South fault zone, an important gold control at Pinion, and the Dark Star corridor to the south of the Dark Star resource.

North Bullion

Exploration drilling will begin shortly at North Bullion, which left off at the end of 2013 with intercepts of 98.2 m of 3.26 g Au/t (including 17.1 m of 9.98 g Au/t) in RR13-11 and 98.2 m of 3.26 g Au/t (including 17.1 m of 9.98 g Au/t) in RR13-08.  A program of 5 holes (1700m core and 869m RC) to test west-northwest and north extensions of this breccia-hosted gold zone will begin in October.  A west-northwest trend is supported by multiple data sets, including grade x thickness contours, structure contours, gravity and CSAMT.  The west-northwest Rain fault, located just 7 km to the north, is an important control to Newmont’s Saddle (780,000 @ 19.6 g Au/t) and Tess (1.5 Moz @ 12.7 g Au/t) deposits (Longo et al., NBMG Bulletin 111, 2002).

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the field to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every forty samples. The samples are delivered to ALS Minerals preparation facility in Elko, NV where the samples are crushed, screened and pulverized.  Sample pulps are shipped to ALS Minerals certified laboratory in Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an ICP-AES finish on a 30 gram split.    All other elements are determined by a 2 acid ICP analysis at ALS Minerals in Vancouver.  Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is a well financed  advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com